CRYOLIFE, INC.
1655 Roberts Blvd., NW
Kennesaw, Georgia 30144
770-419-3355

April 25, 2012

VIA EDGAR AND FACSIMILE (202) 772-9218

Ms. Amanda Ravitz
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           CryoLife, Inc.
                         Registration Statement on Form S-3
 Filed February 22, 2012
                         File Number 333-179629

Dear Ms. Fisher:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement on Form S-3 of CryoLife, Inc. (the “Company”) be accelerated so that the Registration Statement may become effective at 5:00 p.m., Eastern Standard Time, on April 27, 2012, or as soon thereafter as possible.

The Company hereby acknowledges that:

1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this matter to Joe Alley, the Company’s outside counsel, at 404-873-8688.

Very truly yours,

CRYOLIFE, INC.

/s/ Steven G. Anderson
Steven G. Anderson
President, Chief Executive Officer and Chairman of the Board of Directors

cc:           Jeffrey W. Burris, CryoLife, Inc.
Tom Jones, United States Securities and Exchange Commission
Daniel Morris, Special Counsel, United States Securities and Exchange Commission
B. Joseph Alley, Jr., Arnall Golden Gregory LLP